

Mail Stop 3561

May 1, 2009

Mr. Jacov Vaisman
Chief Executive Officer and President
Advanced Medical Institute, Inc.
Level 1, 204-218 Botonay Road
Alexandria, NSW 2015
Australia

> **Re:** **Advanced Medical Institute, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 000-29531**

Dear Mr. Vaisman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.    The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form 10-K. As such, we ask that you revise this section to add an executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's

Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Item 9A(T).  Controls and Procedures, page 29

2. We note your disclosure that management determined that the company's disclosure controls and procedures were effective, "except as discussed below." Please revise to clarify whether your disclosure controls and procedures were effective or ineffective, without qualifying management's determination.  To the extent that you determine disclosure controls were effective, please explain how you made this determination in light of the material weaknesses in internal controls. We also note that you have provided a partial definition of disclosure controls and procedures.  Please either remove this partial definition (i.e., "…are effective in alerting them on a timely basis"), or provide the entire definition of disclosure controls and procedures.  Refer to Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please confirm that you will not include a partial definition of disclosure procedures and controls in your future Exchange Act filings.

3. In this regard, it appears that management's conclusion regarding the effectiveness of your disclosure controls and procedures at June 30, 2008 is based on your evaluation of internal control over financial reporting.  Please note that management is required to provide its conclusion regarding the effectiveness of your disclosure controls and procedures based on their evaluation of these controls and procedures.  Please refer to Item 307 of Regulation S-K and revise.

4. Please revise to disclose management's specific plans (or actions that have already been taken) to remediate the material weaknesses identified in your assessment of internal control over financial reporting at June 30, 2008.

Signatures

5. Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) and (b) to Form 10-K.  If the company's controller or principal accounting officer has signed the form, please advise, and confirm that in future filings the company will indicate all capacities in which its officers are signing the form.

Financial Statements

Consolidated Balance Sheet, F-4

6.      Please note that Article 8-02 of Regulation S-X requires the presentation of an audited balance sheet for each of the two most recently completed fiscal years in annual financial statements (i.e. as of June 30, 2008 and 2007).  Please revise.

Exhibits

7.      We note that your section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K.  For example, the head note to paragraph 4 does not include a reference to internal controls over financial reporting, the chief financial officer's certification refers to "Zealous Advanced Medical Institute," and the certifications replace the word "report" with "annual report" and "quarterly report."   Please revise.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

8.      We note that you disclose that you expect to generate sufficient liquidity from your business to fund your operations during the next 12 months.  Considering that (i) your cash and cash equivalents balance decreased from $3,127,029 at June 30, 2008 to $1,356,170 at December 31, 2008, (ii) you recognized negative cash flows from operating activities during the fiscal quarter ended December 31, 2008, (iii) the $8,600,663 increase in receivables per your statement of cash flows, and (iv) the increase in your inventory from $216,760 at December 31, 2007 and $468,950 at June 30, 2008 to $780,912 at December 31, 2008, please revise to provide an evaluation of your capital requirements, your sources and uses of cash, and your cash management policy.  Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position.  Refer to Section IV of SEC Release No. 33-8350 for further guidance.

Item 4(T). Controls and Procedures, page 22

9.      Please explain the company's basis for determining that its disclosure controls and procedures were effective as of September 30 and December 31, 2008, given the exceptions disclosed in your Form 10-K for the year ended June 30, 2008.  If the previously disclosed material weaknesses in internal control over financial reporting no longer impact the effectiveness of the company's disclosure controls

and procedures, or have been resolved, confirm that you will provide such disclosure in future filings.

Exhibits

10.    We note that the company's certifications for its Form 10-Qs for fiscal quarters ended September 30 and December 31, 2008 include the title of the certifying individual when identifying the individual at the beginning of the certification, and replace the word "report" with "quarterly report."  In future filings provide the exact form of certification.

11.    In this regard, please confirm the inclusion of titles in the first line of your Section 302 certifications was not intended to limit the capacity of these individuals to provide certification in Form 10-Q.

                              *       *       *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,


John Reynolds
Assistant Director